EXHIBIT 12
                                        CBS Inc.
                     CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                                   (Dollars in millions)

                         Three Months
                            Ended
                          March 31        YEAR ENDED DECEMBER 31,
                            1995**    1994(1)  1993    1992   1991  1990(3)
Income (loss) from
 Continuing Operations
  before Income Taxes       $34.7    $437.0  $479.3  $227.0 ($178.6)$101.3

Add:
   Fixed charges             17.2      64.7    65.6    89.8    78.3   88.2
   Amortization of
    Capitalized Interest      1.2       6.4     4.3     3.4     3.7    4.3

Less:
   Capitalized Interest       (.9)     (3.6)   (6.4)  (10.2)   (8.4)  (8.3)

Adjusted Earnings           $52.2    $504.5  $542.8  $310.0 ($105.0)$185.5


Interest Cost (2)           $13.6     $50.6   $48.8   $71.9   $58.8  $68.5
Interest Factor
 Portion of Rentals           3.6      14.1    16.8    17.9    19.5   19.7

Fixed Charges               $17.2     $64.7   $65.6   $89.8   $78.3  $88.2

Ratio of Earnings
 to Fixed Charges          3.03:1    7.80:1  8.27:1  3.45:1       * 2.10:1


(1) In connection with its $1.1 billion common stock repurchase, consummated in September 1994, the Company included unaudited pro forma net income and earnings per share of common stock for the year ended December 31, 1994, in footnote 12 of its 1994 Annual Report. The Ratio of Earnings to Fixed Charges for this pro forma information was 6.92 to 1.

(2) Includes amortization of debt discount and amortization of debt issue expenses.

(3) In connection with its $2 billion common stock repurchase, consummated in February 1991, the Company included a 1990 Unaudited Pro Forma Consolidated Condensed Income Statement in footnote 15 of its 1990 Annual Report. The Ratio of Earnings to Fixed Charges for this income statement was .34 to 1.

 * The ratio of earnings to fixed charges is less than a one-to-one coverage and the earnings are inadequate to cover fixed charges. The amount of coverage deficiency is $183.3.

**  Unaudited
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